Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (Amendment No. 6)

                            The Austria Fund, Inc.
- ------------------------------------------------------------------------------
                                (Name of Issuer)


                   	 Common Stock
- ------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   052587102
- ------------------------------------------------------------------------------
                                 (CUSIP Number)

		Ralph W. Bradshaw
		c/o Deep Discount Advisors, Inc.
		One West Pack Square, Suite 777
		Asheville, NC 28801
		(828) 255-4833

- ------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 October 11, 1999
- ------------------------------------------------------------------------------
                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]




CUSIP No.:  052587102                 13D                    Page 2
- ---------------------                                        --------

==========================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

        Deep Discount Advisors, Inc.
===========================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
===========================================================================
3         SEC USE ONLY

===========================================================================
4         SOURCE OF FUNDS                                                OO
===========================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
===========================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
===========================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  3454
============================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                     0
    OWNED    |  8 |
============================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER          3454
 REPORTING   |  9 |
============================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
============================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                   3454
=======================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=======================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                        0.0%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
======================================================================

CUSIP No.:  052587102                 13D                    Page 3
- ---------------------                                        ----------

===============================================================================
1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. ID NO. OF ABOVE PERSON

	Ron Olin Investment Management Company
===============================================================================
2         CHECK THE APPROPRIATE BOX IF A MEMBER                        (a) [ ]
          OF A GROUP                                                   (b) [ ]
========================================================================
3         SEC USE ONLY

======================================================================
4         SOURCE OF FUNDS                                                   OO
======================================================================
5         CHECK BOX IF DISCLOSURE OF LEGAL                                 [ ]
          PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) OR 2(e)
======================================================================
6         CITIZENSHIP OR PLACE OF ORGANIZATION

                   One West Pack Square, Suite 777 Asheville, NC 28801
=====================================================================
  NUMBER OF  |    | SOLE VOTING POWER
   SHARES    |  7 |                                  8053
=====================================================================
BENEFICIALLY |    | SHARED VOTING POWER                                    0
    OWNED    |  8 |
====================================================================
  BY EACH    |    | SOLE DISPOSITIVE POWER            8053
 REPORTING   |  9 |
=====================================================================
   PERSON    |    | SHARED DISPOSITIVE POWER                                 0
    WITH     | 10 |
======================================================================
11        AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY EACH REPORTING PERSON                     8053
=====================================================================
12        CHECK IF THE AGGREGATE AMOUNT IN ROW                             [ ]
          (11) EXCLUDES CERTAIN SHARES
=========================================================================
13        PERCENT OF CLASS REPRESENTED BY
          AMOUNT IN ROW (11)                           0.1%
=======================================================================
14        TYPE OF REPORTING PERSON                                          IA
=========================================================================

This Amendment No. 6 amends and updates information in Item 4 and Item 5 and adds Exhibit E, F, G, and H.


ITEM 4.           PURPOSE OF TRANSACTION


This filing is being made for the purpose of providing full disclosure relative to possible contemplated transactions by the reporting persons in the issuer's shares.

Ronald Olin, Ralph Bradshaw, Gary Bentz, and William Clark are associated with the reporting persons and are also current sitting Directors of the issuer, which is a regulated investment company known as The Austria Fund, Inc.

After Olin, Bradshaw, Bentz, and Clark were elected as Directors in the January 13, 1999 annual meeting of the issuer, the remaining Board majority who did not stand for election (1) expanded the Board, (2) appointed three defeated incumbent candidates back to the Board, (3) elected the Chairman of the Fund's adviser (whose reelection as Director had been rejected by shareholders) as chairman of the issuer, and (4) passed an extensive set of by-law changes restricting the rights of shareholders in annual meetings.

Olin et. al. then filed a complaint with the Securities and Exchange Commission (attached as Exhibit E).

In the next Board meeting, the adviser recommended, and the incumbent Board majority approved, further by-law changes placing qualifications on any future Director nominees that (1) would prohibit Olin et. al. from being reelected when their terms expire and (2) would have the effect of making most shareholders of the issuer and most sitting Directors of Regulated Investment Companies ineligible to serve as Directors of the issuer.

Subsequently Olin et. al. requested that the adviser and other Directors provide them a list of eligible Director candidates committed to delivering Net Asset Value to shareholders so that they could be presented as an alternative to shareholders in the upcoming annual meeting (attached as Exhibit F).

The request was rejected in a letter from the Adviser (attached as Exhibit G).

Correspondingly, the reporting persons have sent advance notice to the issuer of their intent to (1) elect alternate candidates as Directors in the issuer's upcoming annual meeting, (2) allow shareholders to vote on open-ending the Austria Fund, and (3) pass by-law changes requiring shareholder approval before by-law changes unilaterally made by the Board that reduce shareholder prerogatives in shareholder meetings could take effect. As such, this advance notice is challenging the validity of the various entrenchment actions taken by the current Board majority. (A copy of the advance notice letter is attached as Exhibit H.)





ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's quarterly report, dated July 28,1999, states that, as of the close of business on May 31, 1999, there were 7,947,357 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Reporting Persons are the beneficial owners of 11,507 shares of Common Stock, which constitute approximately .1% of the outstanding shares of Common Stock.

                  (b) Power to vote and to dispose of the securities resides with the Advisors.

                  (c) In the last sixty days, no shares were traded.

Date                  Number of Shares                Price Per Share
- -------            --------------------------       ---------------






                                   SIGNATURE


                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 12, 1999                       Deep Discount Advisors, Inc.


                                         By: /s/ Ralph W. Bradshaw
                                            ----------------------------
                                            Name: Ralph W. Bradshaw
                                            Title:  Secretary


Exhibit E
                      DEEP DISCOUNT ADVISORS, INC.
                Closed-End Fund Investment Management
         One West Pack Square, Suite 777, Asheville, NC  28801
      (704) 274-1863  Fax: (704) 255-4834  E-mail: ddainc@msn.com



                                                  March 30, 1999

Paul F. Roye,  Chairman   Ph: 202-942-0720  Fax: 202-942-9659
Division of Investment Management
Securities and Exchange Commission
Mail Stop 5-6
450 Fifth Street, N. W.
Washington, DC  20549

Actions by Alliance Capital Management and Directors of The Austria Fund which we believe may constitute Violations of Section 36A of the Investment Company Act of 1940

Dear Mr. Roye:

We are writing the Securities Exchange Commission (SEC, the "Commission") in our capacity as recently elected Directors of The Austria Fund (the "Fund") and as shareholders of the Fund. We believe that a series of actions recently taken by Alliance Capital Management ("Alliance"), the Fund's adviser, and the other Directors of the Fund are discriminatory and impede our ability to exercise our fiduciary responsibilities with regard to the shareholders who elected us. Furthermore, we believe the actions taken by Alliance and the other Directors may be a violation of their fiduciary responsibilities to the Fund's shareholders under Section 36A of the Investment Company Act of 1940. We will endeavor to describe in this letter the facts and circumstances surrounding our belief, and will leave it to the Commission to determine whether or not further investigation is appropriate and whether or not action should be taken by the SEC.

THE SHAREHOLDER ELECTION RESULTS

The 1998 annual meeting of the shareholders of The Austria Fund was held on January 13, 1999. We (the Soliciting Shareholder) ran an opposing proxy to that of the Fund's Board of Directors in which we opposed the 4 nominees for director presented by the Fund and presented a series of additional proposals for a vote by the shareholders. The Fund employs a staggered board structure as an anti-takeover device and the 7 other directors were not standing for election. The official results on pertinent issues were as follows:

Votes for Director:

2,542,295    Mitterbauer - Defeated
2,538,207    Schaumayer - Defeated
2,539,934    Wolfsberger - Defeated
2,540,985    Williams, Chairman of Alliance Capital - Defeated
4,294,706    Olin - Elected
4,264,102    Bradshaw - Elected
4,294,148    Bentz - Elected
4,263,544    Clark - Elected

Proposal to terminate Alliance Capital Management as Advisor

2,886,763    For - Insufficient to pass as a 1940 Act majority vote
2,724,996    Against

Proposal to convert the Fund to an open-end investment company

4,891,919    For - Insufficient to pass Super-majority of 2/3 of all shares
1,493,883    Against

Precatory Proposal to Eliminate Staggered Board Structure

4,300,328    For - Passed
2,640,013    Against

Precatory Proposal to Reimburse Soliciting Shareholder for proxy expenses

4,307,876    For - Passed
2,878,416    Against

ATTEMPTS TO INFLUENCE THE ELECTION RESULTS

On July 4, 1998 we filed a 13D and sent the Fund a letter suggesting that, due to the large and persistent discounts between the Fund's market price and its asset value, the Fund engage in significant share buy-backs or offer full net asset value to those shareholders who wished to exit the Fund. We requested a meeting with the Board and also included a proposal to allow the shareholders to vote on whether or not to terminate the Alliance management contract. We also indicated we might initiate a proxy contest. We were only permitted to meet with Mr. Williams, the chairman of Alliance and the Fund, and Mr. Bergan, an Alliance employee who is Secretary of the Fund. They represented that they could speak for the entire Board of Directors.

On October 7, 1998 we asked to be included as nominees to the Board in the 1998 annual shareholder meeting.

On October 15, 1998 the Fund announced a buy-back program.

On October 23, 1998 the Fund rejected our request to be Board Nominees.

We initiated an opposing proxy campaign. During the campaign the Fund repurchased about one third of all shares outstanding at relatively small discounts which were much less than historical levels reached only a few months before. We believe a substantial number of shareholders sold into the Fund's buyback that would have supported our proxy and our platform to deliver full Net Asset Value (NAV) to the Fund's shareholders. The buyback abruptly stopped on January 13, 1999, the day of the annual meeting. In spite of the unprecedented repurchase of about one third of all the shares outstanding at prices less than NAV, our platform was overwhelmingly supported by the vote of the shareholders, as evidenced by the results given above. As a matter of conjecture, if the number of shares repurchased after the record date for the annual meeting were added to the shares voted in favor of the open-ending and the termination of Alliance, the Board would have been forced to open-end the Fund and Alliance would no longer be the Fund's advisor.

CIRCUMVENTING THE RESULTS OF THE SHAREHOLDER ELECTION

The first Board Meeting after the annual meeting of shareholders was held on March 19, 1999. Alliance prepared the agenda for the meeting and we were not consulted prior to its formulation. The only board members physically present at the meeting, held at Alliance headquarters, were the four of us and Mr. Carifa, president of Alliance. All of the other directors and former directors who were considered to be in attendance, including Mr. Williams and his wife who is a board member, were present by telephone conference.

The first order of business was to expand the Board from 11 to 14 and appoint the defeated Board candidates, Williams, Mitterbauer, and Wolfsberger as board members. The vote was 6 in favor and the 4 of us opposed. Dave Williams, Chairman of Alliance Capital, was reappointed by a margin of 2 Board votes. Three of the six votes he received were from interested directors by virtue of their affiliation with Alliance and its sub-advisor. The three interested Directors were Reba Williams, his wife, John Carifa, his employee, and William H.M. de Gelsey, affiliated with Alliance's sub-advisor to the Fund. Mr. Williams was subsequently elected Chairman of the Board of the Fund by a vote of 9 to 4, including the votes of the three newly appointed Board members. Mr. Wolfsberger, who had been defeated for reelection by the shareholders in January, was made chairman of both the nominating committee and the audit committee.

The precatory proposal passed by the shareholders in the annual meeting to eliminate staggered Board terms for directors was rejected by a vote of 9 to 4 without discussion.

The precatory proposal passed by the shareholders in the annual meeting to reimburse the soliciting shareholder an estimated $14,000 in proxy expenses was denied by a similar vote. The Fund admitted to having spent approximately $270,000 of shareholder money in its failed attempt to elect the directors which it had now reappointed to the Board. After pointing out that exemptive relief from the Commission would be required to authorize payment to the soliciting shareholder, the secretary of the Fund affirmed that the Fund had no intention of making such a request.

We also submitted the following proposal at the Board meeting:

Resolved: Because the shareholders voted in the 1998 annual meeting by the overwhelming margin of 4,891,919 to 1,493,883 that the Directors of the Fund should take steps to convert the Fund to an open-end investment company, it would be appropriate for the Directors to take whatever steps necessary to at least provide the option to all shareholders of receiving full Net Asset Value
(NAV) for their shares as soon as possible.

After very little discussion, Mr. Williams announced that Alliance was against this resolution and it was voted down by the same margin as the other actions taken in the meeting. A request by the four of us that this and other Board actions be included in the Fund's press release was denied by Mr. Williams and the press release prepared by Alliance prior to the Board meeting was instead released over our objections. At the end of the Board meeting, Mr. Bergan, the Secretary of the Fund indicated that all material matters covered in the meeting were included in the previously prepared press release. The Funds regular counsel, its Maryland counsel, and the independent counsel to the Directors concurred.

DISCRIMINATION AND FINANCIAL HARDSHIP

Many other significant actions were taken at the meeting which we believe were specifically designed to discriminate against us and to create a financial hardship on us as new directors. These actions also have the effect of impeding our ability to discharge our fiduciary responsibilities to the shareholders.

The customary retainer fee paid to directors not affiliated with Alliance was reduced from $8,000 to $5,000 per year. While this applied to all directors, it had the specific effect of reducing the collective compensation for the newly elected directors by $12,000 while increasing the payment to the directors defeated in the shareholder election by $10,000. After denying our request for $14,000 in proxy reimbursement, and spending $270,000 of shareholder money in a losing attempt to reelect the incumbent directors, Alliance used as justification the fact that it would save a few thousand dollars a year in payments to the Directors. We believe the real purpose was to punish us financially for running a successful campaign, and winning the support of the shareholders.

Furthermore, the Fund adopted a policy to NOT reimburse Directors for expenses related to attending Directors meetings unless they occurred in New York City. It was confirmed to us that reimbursement would be provided for the costs of an Austrian Director to fly to New York and back to Austria to attend a meeting in person. However, we would be responsible for our own expenses to attend any meeting not held in New York City such as the annual meeting of the Board scheduled for Vienna this June 8th. Since most Directors are located in Austria, such a policy is discriminatory and creates a severe financial hardship on us in our attempts to discharge our fiduciary responsibilities. We suspect that creating financial hardship for us is the purpose of this change as well as to keep us physically separate from the Austrian Independent directors so as not to contaminate them. It is very difficult to argue the case of what is best for all shareholders outside the physical presence of the other directors.

In addition to general counsel for the Fund, and Maryland counsel to the Fund, the Fund has customarily provided "independent" counsel to the directors not affiliated with Alliance. The Independent counsel was consulted by Alliance on the agenda to be presented at the Board meeting before it was distributed, and he did not communicate with us any of the obviously discriminatory actions planed for the meeting. When asked whether he believed any of the contemplated actions are in any way discriminatory or impede our ability to exercise our full fiduciary responsibilities, the independent counsel for the Directors declined to directly answer the question. Correspondingly, we requested that the Fund provide us with separate, independent counsel and presented a resolution to that effect. The Board voted the resolution down by a similar vote.

Alliance also claimed that because of our alleged "explicit dedication to the advocacy of a specific agenda which appears not to involve the business of either committee", none of us would be appointed to either the audit committee or the nominating committee, even though it has been customary for all Directors not affiliated with Alliance to be members of both committees. The same majority of the Board concurred.

BY-LAW CHANGES DESIGNED TO ENTRENCH ALLIANCE AND THE EXISTING BOARD MAJORITY

Alliance also proposed that the Directors approve an expansive set of by-law changes which we believe are designed in large part to make it even more difficult for shareholders to influence the direction and actions of their own Fund and Board of Directors. After rejecting all the precatory proposals passed by the shareholders in the annual meeting, the Directors, by a similar vote, with us in opposition, passed by-law changes, with virtually no discussion, which included the following:

Increase from 25% to 50% the number of outstanding shares required to call a special meeting of shareholders;

Establish Board-controlled procedures for important aspects of calling a stockholder-requested meeting;

Adopt Restrictive Advance Notice provisions for providing alternate director nominations and shareholder proposals in shareholder meetings;

Establish enhanced Chairman powers in presiding at stockholder meetings;

Clarify the Board's exclusive control over making, altering, and repealing
Bylaws;

Eliminate the right of shareholders to remove Directors "without cause";

Allow the Board to delegate to the chairman power to appoint various officers.

SUBSEQUENT OPEN MARKET TRANSACTION

Ron Olin Investment Management Co. and Deep Discount Advisors, Inc, with which all of us are affiliated, were the soliciting shareholders in the proxy contest. For several weeks, an unidentified party had been attempting to buy large blocks of Austria Fund shares through brokers with whom we deal regularly. On March 26, 1999 we sold almost all of the shares beneficially held by the soliciting shareholder in an open market transaction at what we estimated at the time was an historically low discount to Net Asset Value of about -3%. Nevertheless, all of us individually remain stockholders of the Fund as well as Directors, and we intend to continue to pursue, as best we are able, the expressed wishes of all the Austria Fund shareholders in the last annual meeting.

CONCLUSION

Chairman Levitt of the Commission has recently been advocating reforms relative to the authority and ability of independent directors to represent the best interests of shareholders. Most of the Directors defeated by the shareholders in the last annual meeting of the Austria Fund as well as those not standing for election and following the Alliance "party line" are nominally "independent."
It makes little difference. The problem is more fundamental. It has to do with the proper exercise of fiduciary responsibility. Our sole goal is to implement the obvious wishes of most of the shareholders as expressed by their vote at the annual meeting. We are being obstructed and prevented from doing that by the actions of Alliance and the incumbent directors.

We are hopeful that the Commission will look seriously at the actions taken by Alliance Capital and the Fund's Directors. We would be happy to respond to any questions the Commission might have related to these matters.

Very truly yours,



Ronald G. Olin    Ralph Bradshaw    Gary Bentz    William Clark


Exhibit F

                       DEEP DISCOUNT ADVISORS, INC.
          One West Pack Square, Suite 777, Asheville, NC  28801
         828-274-1863  Fax: 828-255-4834  E-mail: ddainc@msn.com

Edmund P. Bergan, Jr., Secretary Ph: 212-969-2108  Fax:  212-969-2290
The Board of Directors, The Austria Fund, Inc.
Alliance Capital Management L.P.
1345 Avenue of the Americas
New York, NY  10105

 (via both Fax and Federal Express)                    September 22, 1999

Dear Mr. Bergan:

As you and the Board are aware, the directors elected at the last annual meeting of the Austria Fund do not believe that the very recent by-law changes imposing restrictive qualifications on Fund Director nominees in future elections are appropriate. We further believe they may be illegal. Never-the-less, we would like to request the assistance of Alliance, the Fund's advisor, and the other Board members to bring choices before the shareholders of the Fund in the next annual meeting, scheduled for December 15, 1999.

In the last shareholder meeting, the vote was 4,891,919 in favor and 1,493,883 against the proposal to convert the Fund to an open-end investment company. In light of this clear preference of shareholders to have an option to receive Net Asset Value (NAV) for their shares, we have attempted to present various proposals to the rest of the Board to satisfy this preference. All such actions have been opposed by the other Directors, including the Directors defeated by the shareholders in the last election who were re-appointed to the Board over our opposition.

There are seven Directors up for election in the 1999 annual meeting, and we would like to present an opposing proxy to shareholders with various proposals and seven alternate Director candidates committed to provide shareholders the option to receive NAV for their shares in the near future. We know many potential candidates who would be willing to make this commitment and who would be qualified to serve on the Boards of every other closed-end fund not managed by Alliance. However, none of them are Austrian citizens, none are high officials of Austrian companies or the Austrian Government, and none of them are affiliated with Alliance (the Fund's adviser). Therefore, we would like to request that Alliance and members of the current Board provide us with a list of suitable, qualified candidates that would be committed to providing the shareholders of The Austria Fund, Inc. the option to receive NAV for their Fund shares. As you are well aware, many other closed-end funds and sitting Directors have found ways to accommodate their shareholders in this way.

We thank you in advance for your kind consideration of our request and would appreciate a response within five (5) days, as the window for providing appropriate advance notice of our candidates to the Fund does not provide much remaining time.

Very truly yours,



Ronald G. Olin    Ralph Bradshaw    Gary Bentz    William Clark


Exhibit G

Alliance Fund Distributors, Inc.
                                             1345 Avenue of the Americas
                                             New York, NY  10105
                                             Tel:  (212) 969-2108
ALLIANCE CAPITAL
                                             Edmund P. Bergan, Jr.
                                             Senior Vice President
                                             and General Counsel

                                             September 27, 1999

Via Facsimile Transmission
And Federal Express

Mr. Ronald G. Olin
Mr. Ralph Bradshaw
Mr. Gary A. Bentz
Mr. William A. Clark
Deep Discount Advisors, Inc.
One West Pack Square, Suite 777
Asheville, North Carolina  28801

                        Re:   The Austria Fund, Inc.

Gentlemen:

   I refer to your letter of September 22, 1999 to me for both the Board of Directors of The Austria Fund, Inc. (the "Fund") and Alliance Capital Management L.P. ("Alliance"). I am forwarding your letter to the Fund's Board of Directors.

   We believe that it would be inappropriate for either Alliance or the Fund's Board of Directors to undertake to identify candidates for election to the Board fitting the specifications mentioned in your letter, which include a commitment to measures that both Alliance and a majority of the Board believe are inconsistent with the best interests of the Fund and its stockholders. We thus intend to recommend to the Fund's Board of Directors that it determine not to comply with your request.

                                              Very truly yours,


                                              (signed)
                                              (Edmund P. Bergan, Jr.)

cc:  Members of the Board of Directors
     of The Austria Fund, Inc.
     Seward & Kissel LLP
     Sullivan & Cromwell
     Ballard Spahr Andrews & Ingersoll, LLP

Exhibit H

DEEP DISCOUNT ADVISORS, INC.
                Closed-End Fund Investment Management
         One West Pack Square, Suite 777, Asheville, NC  28801
      (704) 274-1863  Fax: (704) 255-4834  E-mail: ddainc@msn.com



October 11, 1999

Mr. Edmund P. Bergan, Jr., Secretary     Ph:  212-969-2108  Fax:  212-969-2290
The Board of Directors, The Austria Fund, Inc.
Alliance Capital Management  L.P.
1345 Avenue of the Americas
New York, N.Y.  10105


Re: Formal Advanced Notice of Director Nominees and Other Proposals


To the Board of Directors of The Austria Fund:

This letter will serve as formal notice that Deep Discount Advisors, Inc. and Ron Olin Investment Management Company, ("Soliciting Shareholder"), intend to solicit proxies for the next annual meeting scheduled for December 15, 1999.
The Soliciting Shareholder is the beneficial holder of 11,507 shares of The Austria Fund, Inc., (the "Fund"), as of October 11, 1999. Pursuant to the by-laws of the Fund, this notice is given at least 90 days and not longer than 120 days prior to the anniversary of the previous year's annual meeting, (January 13, 1999). We intend to nominate four (4) individuals to serve as Board members of the Fund. These individuals are Glenn Wilcox, Sr., Andrew Strauss, Thomas Lenagh, and Gerald Hellerman. All of our nominees have agreed to serve if elected, and in the currently unanticipated event that one or more of them are unable to serve, then they would be replaced with other nominees of our choosing. The names, addresses, and brief biographies of our nominees are included on the attached exhibit.

With regard to the advanced notice of our Director nominees, if you need any additional information in order to comply fully with the Fund's notification requirements, please advise us accordingly within five (5) business days.

The Soliciting Shareholder also intends to solicit enough proxies to pass the following seven (7) proposals, which we intend to introduce at the meeting for consideration by the shareholders of the Fund.

1. RESOLVED, that the by-laws of the Corporation be amended to require that any by-law changes unilaterally made by the Board of Directors that limit the prerogatives of the shareholders to affect the operation of the Corporation in shareholder meetings shall be presented for approval or rejection by a vote of the shareholders in the next succeeding shareholder meeting. Approval shall require a majority of the shares outstanding to vote in favor of any such by-law change.

2. RESOLVED, that the by-laws of the Corporation be amended to require that if two-thirds of the votes cast are in favor of open-ending The Austria Fund in any shareholder meeting, but such proposal does not receive the required vote for approval, the Corporation will present a similar open-ending proposal for consideration of the shareholders in the next succeeding annual meeting.

3. RESOLVED, that the by-laws of the Corporation be amended to require that any Director candidate who is defeated for election in a meeting of the shareholders shall not be permitted to subsequently assume a position as Director on the Board until he or she is elected by a vote of the shareholders in a subsequent shareholder meeting.

4. RESOLVED, that the by-laws of the Corporation be amended to require that no qualifications for Director shall be established by the Corporation that have the effect of excluding as a nominee for Director anyone who would normally be qualified to serve as a Director of a U.S. Regulated Investment Company unless such qualifications are first approved by a vote of a majority of the outstanding shares of the Corporation in a shareholder meeting.

5. RESOLVED, that the by-laws of the Corporation be amended to require that duly elected Directors of the Corporation shall be reimbursed for their reasonable out-of-pocket expenses incurred to attend in person any duly called meeting of the Board of Directors of the Corporation.

6. RESOLVED, that the Fund's investment advisory agreement with Alliance Capital Management, L.P. shall be terminated effective 60 days following the date of the annual meeting, and that the shareholders recommend that the Board solicit competitive proposals for a new investment advisor.

7. RESOLVED, that the Fund's Articles of Incorporation shall be amended to convert the Fund from a closed-end investment company to an open-end investment company and to change the subclassification of the Fund from a closed-end investment company to an open-end investment company.


Sincerely,



Ronald G. Olin
Chairman, Deep Discount Advisors, Inc.
General Partner, Ron Olin Investment Management Company

attch


cy:   Paul F. Roye, Chairman
      Division of Investment Management
      Securities and Exchange Commission
      Mail Stop 5-6
      450 Fifth Street, N.W.
      Washington, D.C.  20549


Name and Address        Age      Principal Occupation Past Five Years


Glenn W. Wilcox, Sr.
418 Vanderbilt Road
Asheville, NC  28803

                       67 Chairman of the Board and Chief Executive Officer of Wilcox Travel Agency; Director of Champion Industries, Inc.; Chairman of the Board of Blue Ridge Printing Co., Inc.; Chairman of the Board of Tower Associates, Inc.; Director of Asheville Chamber of Commerce; Vice Chairman of the Board of First Union National Bank; Board of Trustees of Appalachian State University; Board of Trustees and Board of Directors of Mars Hill College.

Shares of The Austria
Fund, Inc.  (10-8-99)           - 0 -


Andrew Strauss
77 Central Ave,
Suite F
Asheville, NC  28801

                     45 Attorney and senior member of Strauss & Associates, PA., attorneys, Asheville, N.C.; Previous President of White Knight Healthcare, Inc., and LMV Leasing, Inc., a wholly owned subsidiary of Xerox Credit Corporation.

Shares of The Austria
Fund, Inc.  (10-8-99)           - 0 -


Gerald Hellerman
10965 Eight Bells Lane
Columbia, MD  21044

                     61 Managing Director of Hellerman Associates, a financial consulting firm; Trustee of Third Avenue Value Trust; Director of Clemente Strategic Value Fund, Inc., a closed-end investment company.

Shares of The Austria
Fund, Inc.  (10-8-99)           - 0 -


Thomas H. Lenagh
Greenwich Office Park
Greenwich, CT  06831

                    77 Independent Financial Adviser; Director of Gintel Funds, Adams Express, ASD Group, ICN Pharmaceuticals, Inrad Corp., and V-Band Corp; Director of Clemente Strategic Value Fund, Inc., a closed-end investment company.

Shares of The Austria
Fund, Inc.  (10-8-99)           - 0 -